FOR IMMEDIATE RELEASE

CONTACT IN KOREA                    CONTACT IN U.S.
Korea Thrunet Co., Ltd.                     Thomson Financial Corporate Group
Yong S. Lee                                          Jennifer Angell
Investor Relations                                   Investor Relations
welcome@corp.thrunet.com                    jennifer.angell@tfn.com
822-3488-8058                               212-807-5137

     Korea Thrunet Announces it received a Nasdaq Staff Determination indicating its securities will be delisted from The Nasdaq National Market.


Seoul and New York, November 13, 2002 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that on November 6, 2002, the Company received a Nasdaq Staff Determination indicating that Thrunet has not regained compliance in accordance with Marketplace Rule 4450(e)(2) and that as a result, its securities will be delisted from The Nasdaq National Market at the opening of business on November 14, 2002.

On August 7, 2002, Thrunet received a letter from Nasdaq indicating that the bid price of Thrunet's Class A common stock had closed at less than $1.00 per share over the previous 30 consecutive trading days, and, as a result, did not comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5) (the "Rule"). Therefore, in accordance with Marketplace Rule 4450(e)(2), Thrunet was provided 90 calendar days, or until November 5, 2002, to regain compliance with the Rule.

Thrunet has requested a hearing based on written submissions before a Nasdaq Listing Qualifications Panel to review the Staff Determination. There can be no assurance that the Panel will grant Thrunet's request for continued listing.

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, with 1,304,106 paying end-users at the end of October 2002. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.


Phone:822-3488-8058       Fax: 822-3488-8511             http://www.thrunet.com

                                      # # #